Exhibit 99.1

Safe Bulkers, Inc. Announces a Three-Year Time Charter with a Forward Delivery Date for a Panamax-Class Vessel at $20,000 Gross Daily Charter Rate.

ATHENS, GREECE – April 29, 2010 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it has entered into a period time charter for the Panamax-class vessel Katerina, with a forward delivery date in March 2011, for a duration of 35 to 37 months at a gross daily charter rate of $20,000, less total commissions of 3.375%.

The current time charter, which provided for a gross daily charter rate of $15,500, less total commissions of 4.75%, and a maximum contracted redelivery date in September 2011, was agreed to be terminated with a redelivery date in January 2011, against cash compensation paid by the Company of approximately $1.5 million.

Polys Hajioannou, CEO and Chairman of the Board of Directors of the Company, said: “This new three-year period time charter provides further stability to our future cash flows. Together with the early redelivery agreement, we have adapted contracted employment to take advantage of improved market conditions in a way that is accretive to our earnings.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services,

transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 15 drybulk vessels, all built post-2003, and the Company has contracted to acquire six additional drybulk newbuild vessels to be delivered at various times through 2012.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

30-32 Karamanli Avenue

Voula 16673

Athens, Greece

Tel.:

+30 (210) 899-4980

Fax:

+30 (210) 895-4159

E-Mail:

directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.:

(212) 661-7566

Fax:

(212) 661-7526

E-Mail:

safebulkers@capitallink.com